Exhibit 99.1

Coincheck Reports Financial Results for Third Quarter of Year Ending March 31, 2026, Announces Management Transition
Third Quarter Total Revenue Increased 17% Year-over-Year and 8% Quarter-over-Quarter
Amsterdam, Netherlands – February 12, 2026 – Coincheck Group N.V. (Nasdaq: CNCK) (“Coincheck Group” or the “Company”), a Dutch public limited liability company and the holding company of Coincheck, Inc. (“Coincheck”), a leading Japanese crypto exchange company, today reported financial results for the third quarter of the fiscal year ending March 31, 2026 (“fiscal 2026”). References to “fiscal 2025” mean the fiscal year ended March 31, 2025.
The Company also announced that Gary Simanson, its CEO and President, has informed the board of directors that he is resigning from Coincheck Group effective as of the end of the Company’s fiscal year, March 31, 2026. Pascal St-Jean, Coincheck Group’s Chief Growth Officer since November 2025, and the CEO of 3iQ Corp., a global pioneer in digital asset investment solutions, will succeed Mr. Simanson effective April 1. The Company announced its pending acquisition of 3iQ in January 2026.
“With the acquisition of 3iQ, Gary has led the Company to the next stage of its growth strategy,” said Oki Matsumoto, the Company’s Executive Chairperson. “Gary has been a highly effective leader – he has led our transition to becoming a Nasdaq-listed company, spearheaded our acquisition strategy, and built the initial structural foundation for our global strategy. We and the entire Coincheck Group community thank him for his leadership and wish him the absolute best in his future pursuits. Now, Pascal is ideally suited to lead the next phase of our strategy, which is to grow our institutional presence in the crypto industry, in Japan and other regions, by shifting from acquisitions to numerous types of B2B and B2B2C strategic alliances with large financial institutions and funds that we believe will be attracted to the combined platforms and services our operating subsidiaries can offer.”
“I deeply appreciate the Coincheck Group team’s efforts and what we have accomplished,” said Simanson. “I believe the company is well-positioned to succeed in the next phase of its strategy.”
“First, I need to say how exciting it is for me to be given the opportunity to lead this company in the next stage of its strategy to be a leading global crypto financial services company,” said St-Jean. “I believe we have the pieces we need, and now it is time to put them all together and execute on our vision.”
Financial Highlights:1
Certain Year-Over-Year Highlights
•Total revenue increased 17%, to ¥143.5 billion ($915 million) in the third quarter of fiscal 2026 from ¥123.1 billion ($785 million) in the third quarter of fiscal 2025, due mainly to revenue of ¥13.1 billion ($83 million) of Aplo (the Paris-based digital asset prime brokerage acquired by the Company in October 2025), staking revenue of ¥777 million ($5 million), and Initial Exchange Offering (or IEO) revenue of ¥359 million ($2 million) recorded in third quarter of fiscal 2026.
1 References in this announcement to “¥” are to Japanese Yen and references to “U.S. Dollars” and “$” are to United States Dollars. Unless otherwise stated, Coincheck Group has translated U.S. Dollar amounts from Japanese Yen at the exchange rate of ¥156.800 per $1.00, which was the ¥/$ exchange rate reported by the Federal Reserve Bank of New York as of December 31, 2025.

•Gross margin2 decreased 20%, to ¥3,833 million ($24 million) in the third quarter of fiscal 2026 from ¥4,794 million ($31 million) in the third quarter of fiscal 2025, mainly as a result of a decrease in Marketplace Trading Volume, partially offset by an increase in IEO revenue.
•Verified Accounts3 increased 13%, to 2,475,345 as of December 31, 2025 from 2,197,619 as of December 31, 2024.
•Customer Assets4 decreased 17%, to ¥948.5 billion ($6,049 million) as of December 31, 2025 from ¥1,142.2 billion ($7,285 million) as of December 31, 2024. Even though the quantity of digital tokens held by customers remained relatively stable during the third quarter of fiscal 2026, Customer Assets decreased due primarily to the decline in the market price of crypto assets, including Bitcoin, Ethereum and XRP.
•Marketplace Trading Volume5 decreased 25%, to ¥87.7 billion ($559 million) for the third quarter of fiscal 2026 from ¥117.4 billion ($749 million) for the third quarter of fiscal 2025. Fluctuations in Marketplace Trading Volume are usually driven by crypto-asset industry market volumes and conditions generally, and the size and level of trading activity at Coincheck specifically, as well as market-price fluctuations in the crypto assets frequently traded.
•Net income was ¥405 million ($2.6 million) in the third quarter of fiscal 2026, compared to Net loss of ¥15,445 million ($98.5 million) in the third quarter of fiscal 2025. A large component of the Net loss results for the third quarter of fiscal 2025 was total transaction expenses6 of ¥17,518 million ($111.7 million).
•Adjusted EBITDA7 decreased 38%, to ¥1,428 million ($9.1 million) in the third quarter of fiscal 2026 compared to ¥2,303 million ($14.7 million) in the third quarter of fiscal 2025, due mainly to lower Marketplace Trading Volume in the third quarter of fiscal 2026.
Certain Quarter-Over-Quarter Highlights
•Total revenue increased 8%, to ¥143.5 billion ($915 million) in the third quarter of fiscal 2026 compared to ¥133.1 billion ($849 million) in the second quarter of fiscal 2026, due to revenue of ¥13.1 billion ($83 million) of Aplo and Initial Exchange Offering (or IEO) revenue of ¥359 million ($2 million) recorded in third quarter of fiscal 2026.
•Gross margin decreased 1%, to ¥3,833 million ($24.4 million) in the third quarter of fiscal 2026 compared to ¥3,886 million ($24.8 million) in the second quarter of fiscal 2026, partially offset by an increase in IEO revenue.
•Verified Accounts increased 2%, to 2,475,345 as of December 31, 2025 from 2,421,080 as of September 30, 2025.
2 Gross margin is defined as total revenue less cost of sales for Coincheck Inc.’s business (does not include Aplo or Next Finance Tech).
3 Verified Accounts are all accounts that have been opened after the account owner completes all application procedures (including “know your customer” or “KYC”), after subtracting therefrom the total number of closed accounts. These numbers are for Coincheck Inc.’s business (do not include Aplo or Next Finance Tech).
4 Cryptocurrencies held for customers + fiat currency deposited by customers. This does not include NFTs or customer assets of Aplo, or of Next Finance Tech (if any).
5 Marketplace Trading Volume for a specific period is the total value, based on the underlying asset, of all transactions completed through Coincheck’s marketplace platform.
6 Transaction expenses for the third quarter of fiscal 2025 were mainly cash and non-cash expenses related to the Company’s de-SPAC business combination, including listing expense, that closed in December 2024.
7 Adjusted EBITDA is a non-IFRS financial measure; see “Non-IFRS financial measures” for definition and corresponding reconciliation below. Adjusted EBITDA has been calculated differently beginning with the first quarter of fiscal 2026 than it was calculated for the fourth quarter of fiscal 2025, as further explained under “Non-IFRS financial measures” and “Reconciliation of Adjusted EBITDA.”

•Customer Assets decreased 20%, to ¥948.5 billion ($6,049 million) as of December 31, 2025 from ¥1,189.2 billion ($7,584 million) as of September 30, 2025. Even though the quantity of digital tokens held by customers remained relatively stable during the third quarter of fiscal 2026, Customer Assets decreased due primarily to the decline in the market price of crypto assets, including Bitcoin, Ethereum and XRP.
•Marketplace Trading Volume decreased 7%, to ¥87.7 billion ($559 million) for the third quarter of fiscal 2026 from ¥94.7 billion ($604 million) for the second quarter of fiscal 2026.
•Net income increased 14% to ¥405 million ($2.6 million) in the third quarter of fiscal 2026 compared to ¥354 million ($2.3 million) in the second quarter of fiscal 2026. The primary driver of this increase was a decrease in income tax expense and an increase in gain from change in fair value of warrant liability in the second quarter of fiscal 2026.
•Adjusted EBITDA decreased 4% to ¥1,428 million ($9.1 million) in the third quarter of fiscal 2026 compared to ¥1,486 million ($9.5 million) in the second quarter of fiscal 2026, due mainly to lower Marketplace Trading Volume in the third quarter of fiscal 2026.
Fiscal 2026 Third Quarter Strategic Highlights:
•The Company acquired Aplo SAS, a digital asset prime brokerage for institutional crypto investors based in Paris, on October 14, 2025. Aplo has grown rapidly and today serves more than 60 active institutional clients, including hedge funds, asset managers, banks and large corporates. Aplo was named “Prime Broker of the Year (EMEA)” at the 2025 Hedgeweek Global Digital Asset Awards. The purchase price was approximately $24 million in a stock-for-stock transaction.
Other Recent Highlights:
•Coincheck Group entered into a stock purchase agreement dated January 8, 2026, with its majority shareholder, Monex Group, Inc. (“Monex”), as seller, to acquire approximately 97% beneficial ownership of 3iQ Corp., one of the world's leading alternative digital asset managers. 3iQ is based in Ontario, Canada. Pursuant to the agreement, based on an agreed value for 3iQ of USD 111,840,476, and an agreed value for Coincheck Group stock of USD 4.00 per ordinary share, all issued and outstanding shares beneficially owned by Monex in 3iQ’s holding company, constituting approximately 97% beneficial ownership of 3iQ, are to be exchanged for 27,149,684 newly issued ordinary shares of Coincheck Group. The agreement also contemplates that between signing and closing Coincheck Group will offer the same or substantially equivalent acquisition consideration terms to 3iQ’s minority shareholders, issuing to them in the aggregate up to 810,435 Coincheck Group ordinary shares, which would result in Coincheck Group beneficially owning 100% of 3iQ. Thus far, minority shareholders have joined in the transaction that will result in Coincheck Group acquiring approximately 99.8% ownership of 3iQ. Closing of the transaction, which is subject to customary undertakings and certain conditions, including regulatory approvals and confirmatory due diligence, is expected during the second calendar quarter of 2026.
Webcast and Conference Call
Coincheck Group will host a live webcast to discuss its results today at 5:00 pm ET. The call will be hosted by the following members of Coincheck Group’s management: Gary Simanson, CEO, Jason Sandberg, CFO, Pascal St-Jean, incoming CEO, and Oki Matsumoto, Executive Chairperson. The conference call can be accessed live via webcast from the Company’s investor relations website at https://www.coincheckgroup.com/news-events/ir-calendar. A replay will be available on the investor relations website following the call. The conference call can also be accessed over the phone by dialing (800) 245-3047 or (203) 518-9765; the Conference ID is CNCKQ3.
About Coincheck Group N.V.
Coincheck Group N.V. is a NASDAQ-listed holding company (Nasdaq: CNCK) based in the Netherlands. Its core subsidiary, Coincheck, Inc., operates one of Japan’s leading crypto asset trading platforms. Coincheck has ranked No.1 in crypto trading app downloads in Japan for seven consecutive years (2019 through 2025)*. Through advanced technology and robust security infrastructure, Coincheck aims to foster an ecosystem where new forms of value exchange—enabled by crypto assets and blockchain—can flourish. The Company’s other operating subsidiary, Aplo SAS, is a registered crypto prime brokerage for institutional investors headquartered in Paris, France. The Company also leverages its ownership of Next Finance Tech Co., Ltd., a staking platform services company, to offer staking services to retail customers and corporate clients

*Sources: AppTweak, domestic crypto asset trading apps from 2019 to 2025, and Sensor Tower App Performance Insights for the 12-month period ended September 2025.

Forward Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about trading, future financial and operating results, management updates, the pending acquisition of 3iQ, plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning or the negative thereof. Such forward-looking statements are based upon the current beliefs and expectations of the Company’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the Company’s control, which could cause actual results or events to differ materially from those presently anticipated; such risks, uncertainties, and assumptions, include, among others: (i) changes in the cryptocurrency and digital asset markets in which the Company competes, including with respect to its competitive landscape, technology evolution or regulatory changes; (ii) changes in global political, economic or industry conditions, the interest rate environment or conditions affecting the financial and capital markets, including the effects of inflation, trade policies and government regulation; (iii) changes in economic conditions and consumer sentiment in Japan; (iv) the price of crypto assets and volume of transactions on the Company’s platform; (v) the development, utility and usage of crypto assets; (vi) demand for any particular crypto asset; (vii) cyberattacks and security breaches on the Company platform; (viii) the Company’s ability to introduce new products and services, (ix) the Company’s ability to execute its growth strategies, including identifying and executing acquisitions, (x) the success, continued success, or lack thereof, regarding the Company's staking award program, Next Finance Tech's staking platform and other potential commercial relationships, the strategic relationship with Mercoin/Mercari, and Aplo's and 3iQ's businesses; (xi) the ability to grow and manage growth profitably; and (xii) other risks and uncertainties discussed in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 20-F for the fiscal year ended March 31, 2025, as such factors may be updated from time to time, which are or will be accessible on the SEC’s website at www.sec.gov. The forward-looking statements included in this press release are made only as of the date of this press release and the Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by law.

Non-IFRS financial measures
EBITDA and Adjusted EBITDA
In addition to the Company’s results determined in accordance with IFRS Accounting Standards, the Company presents EBITDA and Adjusted EBITDA, non-IFRS measures, because the Company believes they are useful in evaluating its operating performance.
EBITDA represents net profit (loss) for the period before the impact of taxes, interest, depreciation, and amortization of intangible assets, and Adjusted EBITDA represents EBITDA, further adjusted, as follows. Adjusted EBITDA was being calculated differently for the first three quarters of fiscal 2026 than it was previously calculated for the fourth quarter of fiscal 2025. When the Company announced its financial results on May 13, 2025 for the fourth quarter of fiscal 2025, the further adjustment to calculate Adjusted EBITDA consisted only of transaction expenses. Beginning with the first quarter for the year ending March 31, 2026 (and for the foreseeable future), in evaluating how Adjusted EBITDA should be calculated, the Company considers, in addition to transaction expenses, the non-cash expenses of (i) share-based compensation, which the Company did not have prior to April 1, 2025, the majority of which consists of Coincheck Group restricted share unit awards granted to two of Coincheck, Inc.’s founders and awards granted related to the Company's December 2024 business combination that resulted in the

Company's listing on Nasdaq, and (ii) change in fair value of warrant liability, which fluctuates quarter to quarter based on the Company’s share price.
The Company uses EBITDA and Adjusted EBITDA to evaluate its ongoing operations and for internal planning and forecasting purposes and believes that EBITDA and Adjusted EBITDA may be helpful to investors because they provide consistency and comparability with past financial performance. However, EBITDA and Adjusted EBITDA are presented for supplemental informational purposes only, have limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS Accounting Standards.
A reconciliation is provided below for each non-IFRS financial measures to the most directly comparable financial measure stated in accordance with IFRS Accounting Standards. Investors are encouraged to review the related IFRS Accounting Standards financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS Accounting Standards financial measures, and not to rely on any single financial measure to evaluate Coincheck Group’s business.
Please see tables on the following pages for reconciliations of non-IFRS Accounting Standards financial measures.
U.S. Dollar financial information
For the convenience of the reader, where applicable, Coincheck Group has translated U.S. Dollar amounts from Japanese Yen at the exchange rate of ¥156.800 per $1.00, which was the ¥/$ exchange rate reported by the Federal Reserve Bank of New York as of December 31, 2025.
This information is intended to be reviewed in conjunction with the Company’s filings with the SEC.

COINCHECK GROUP N.V. and its subsidiaries
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS (UNAUDITED)

	Japanese Yen
	For the three months ended
	December 31,	December 31,	September 30,
(in millions)	2025	2024	2025
Revenue:
Revenue	¥142,574	¥123,084	¥132,229
Other revenue	881	20	876
Total revenue	143,455	123,104	133,105

Expenses:
Cost of sales	139,622	118,311	129,219
Selling, general and administrative expenses	3,509	6,429	3,370
Total expenses	143,131	124,740	132,589
Operating profit (loss)	324	(1,636)	516

Other income and expenses:
Other income	309	—	322
Other expenses	(33)	(30)	(1)
Financial income	249	476	116
Financial expenses	(54)	(4)	(50)
Listing expense	—	(13,714)	—
Profit (loss) before income taxes	795	(14,908)	902
Income tax expense	390	537	548
Net profit (loss) for the period attributable to owners of the Company	¥405	¥(15,445)	¥354

COINCHECK GROUP N.V. and its subsidiaries
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS (UNAUDITED)

	Japanese Yen	United States Dollar*
	For the three months ended	For the three months ended
	December 31,	December 31,
(in millions)	2025	2025
Revenue:
Revenue	¥142,574	$909.3
Other revenue	881	5.6
Total revenue	143,455	914.9

Expenses:
Cost of sales	139,622	890.4
Selling, general and administrative expenses	3,509	22.4
Total expenses	143,131	913
Operating profit (loss)	324	2.1

Other income and expenses:
Other income	309	2.0
Other expenses	(33)	(0.2)
Financial income	249	1.6
Financial expenses	(54)	(0.3)
Profit (loss) before income taxes	795	5.1
Income tax expense	390	2.5
Net profit for the period attributable to owners of the Company	¥405	$2.6
* Convenience Translation into U.S. Dollars

COINCHECK GROUP N.V. and its subsidiaries
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS (UNAUDITED)

	Japanese Yen		United States Dollar*
	For the nine months ended		For the nine months ended
	December 31,		December 31,
(in millions)	2025	2024	2025
Revenue:
Revenue	¥358,356	¥268,716	$2,285.4
Other revenue	2,193	35	14.0
Total revenue	360,549	268,751	2,299.4

Expenses:
Cost of sales	350,385	258,818	2,234.6
Selling, general and administrative expenses	10,193	10,902	65.0
Total expenses	360,577	269,720	2,299.6
Operating profit (loss)	(29)	(970)	(0.2)

Other income and expenses:
Other income	499	17	3.2
Other expenses	(35)	(33)	(0.2)
Financial income	143	485	0.9
Financial expenses	(132)	(28)	(0.8)
Listing expense	—	(13,714)	—
Profit (loss) before income taxes	447	(14,242)	2.9
Income tax expense	1,064	750	6.8
Net profit (loss) for the period attributable to owners of the Company	¥(617)	¥(14,992)	$(3.9)
* Convenience Translation into U.S. Dollars

COINCHECK GROUP N.V. and its subsidiaries
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS (UNAUDITED)

	For the three months ended December 31,
(In millions)	2024	2025
Revenue arising from contracts with customers
Transaction revenue - Retail(1)	¥122,695	¥128,877
Transaction revenue - Institutional(2)	—	13,038
Commission received(3)	389	659
Institutional revenue	—	—
Sub-total	123,084	142,574

Other sources
Staking revenue	—	777
Other revenue(4)	20	104
Sub-total	20	881
Total	¥123,104	¥143,455

	For the nine months ended December 31,
(In millions)	2024	2025
Revenue arising from contracts with customers
Transaction revenue - Retail(1)	¥267,479	¥344,196
Transaction revenue - Institutional(2)	—	13,038
Commission received(3)	1,237	1,122
Institutional revenue	—	—
Sub-total	268,716	358,356

Other sources
Staking revenue	—	1,952
Other revenue(4)	35	241
Sub-total	35	2,193
Total	¥268,751	¥360,549
____________
(1) Transaction revenue - Retail refers mainly to revenue from sales of crypto assets to retail customers and cover counterparties, which has been entirely derived from operations within Japan.
(2) Transaction revenue - Institutional refers to the revenue from Aplo's prime brokerage services.
(3) Commission received refers to remittance fees, deposit and withdrawal fees, custodial fees, commissions received from the issuer and the applicants in the IEO business, commissions that arise from transactions on the Coincheck NFT Marketplace, commissions that arise from transactions on the Coincheck Exchange platform, and other.
(4) Other revenue is mainly the interest received from JSF Trust and Banking Co., Ltd.

COINCHECK GROUP N.V. and its subsidiaries
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	Japanese Yen		United States Dollar*
	As of December 31,	As of March 31,	As of December 31,
(In millions)	2025	2025	2025
Assets:
Current assets:
Cash and cash equivalents	¥10,647	¥8,584	$67.9
Cash segregated as deposits	55,024	51,655	350.9
Crypto assets held	49,988	44,680	318.8
Customer accounts receivable	1,269	1,086	8.1
Other financial assets	538	62	3.4
Other current assets	1,275	1,035	8.1
Total current assets	118,741	107,102	757.2
Noncurrent assets:
Property and equipment	1,575	1,909	10.0
Intangible assets	6,767	2,529	43.2
Crypto asset held	113	43	0.7
Other financial assets	536	433	3.4
Deferred tax assets	300	337	1.9
Other non-current assets	184	—	1.2
Total non-current assets	9,476	5,251	60.4
Total assets	128,217	112,353	$817.6
Liabilities and equity
Liabilities:
Current liabilities:
Deposits received	56,480	50,911	$360.2
Crypto asset borrowings	49,487	44,479	315.6
Other financial liabilities	4,174	2,826	26.6
Income taxes payable	624	799	4.0
Excise tax payable	—	303	0.0
Other current liabilities	594	536	3.8
Total current liabilities	111,359	99,854	710.2
Non-current liabilities:
Other financial liabilities	1,400	901	8.9
Warrant liability	300	410	1.9
Provisions	342	340	2.2
Deferred tax liabilities	564	79	3.6
Total non-current liabilities	2,606	1,730	16.6
Total liabilities	113,966	101,584	726.8
Equity:
Ordinary shares	222	213	1.4
* Convenience Translation into U.S. Dollars

COINCHECK GROUP N.V. and subsidiaries
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

Capital surplus	16,797	13,317	107.1
Share-based payment reserve	851	—	5.4
Treasury shares	(4)	(4)	(0.0)
Retained earnings (accumulated deficit)	(3,387)	(2,770)	(21.6)
Foreign currency translation adjustment	(228)	13	(1.5)
Total equity	14,251	10,769	90.8
Total liabilities and equity	¥128,217	¥112,353	$817.6

COINCHECK GROUP N.V. and subsidiaries
CONDENSED CONSOLIDATED STATEMENTS OF
CASH FLOWS (UNAUDITED)

	For the nine months ended December 31,
(In millions)	2024	2025

Cash flows from operating activities:
Profit (loss) before income taxes	¥(14,242)	¥447
Depreciation and amortization	474	654
Listing expense	13,714	—
Interest expense	—	116
Share-based payments	—	935
Foreign exchange gain	—	(255)
Share of loss of equity-accounted investees, net of tax	—	1
Impairment loss of other assets (non-current assets)	13	—
Change in fair value of other financial assets (non-current assets)	—	15
Net loss on sale or disposal of property and equipment	0	—
Net loss on sale or disposal of intangible assets	23	23
Change in fair value of warrant liability	(462)	(139)
Increase in cash segregated as deposits	(1,392)	(3,369)
Increase in crypto assets held (current assets)	(11,114)	(5,254)
Increase in customer accounts receivable	(332)	(164)
Increase in other financial assets (current assets)	(254)	(170)
Increase in other current assets	(168)	(253)
(Increase) decrease in other financial assets (non-current assets)	155	0
Increase in deposits received	2,644	5,569
Increase in crypto asset borrowings	10,952	4,938
Increase in other financial liabilities	235	26
(Increase) decrease in excise tax payable	12	(303)
Increase in other current liabilities	280	50
Other, net	44	(1)
Cash provided by operating activities	582	2,866
Interest income received	6	4
Interest expenses paid	(12)	(108)
Income taxes paid	(720)	(1,273)
Net cash provided by (used in) operating activities	(144)	1,489

Cash flows from investing activities
Purchase of property and equipment	(164)	(72)
Proceeds from sale of property and equipment	0	—
Expenditure on internally generated intangible assets	(394)	(657)
Proceeds from refund of guarantee deposits	33	1
Purchase of other financial assets (non-current assets)	—	(100)
Acquisition of subsidiaries, net of cash acquired	—	252
Acquisition of equity-accounted investees	—	(161)

COINCHECK GROUP N.V. and subsidiaries
CONDENSED CONSOLIDATED STATEMENTS OF
CASH FLOWS (UNAUDITED)

Net cash used in investing activities	(524)	(737)

Cash flows from financing activities
Proceeds from short-term loans payable	1,300	1,000
Repayments of short-term loans payable	(1,300)	(1,020)
Proceeds received from non-redemption agreement	202	—
Reverse recapitalization impact	205	—
Proceeds from loan from related party	8,522	17,854
Repayments of loan from related party	(6,081)	(16,265)
Repayments of lease obligations	(290)	(282)
Net cash provided by financing activities	2,559	1,287

Effect of exchange rate change on cash and cash equivalents	(54)	24
Net increase in cash and cash equivalents	1,890	2,040
Cash and cash equivalents at the beginning of period	10,837	8,584
Cash and cash equivalents at the end of period	¥12,673	¥10,647

COINCHECK GROUP N.V. and subsidiaries
RECONCILIATION OF EBITDA

	Japanese Yen
	For the three months ended
	December 31	December 31	September 30
	2025	2024	2025
Reconciliation of EBITDA:
Net profit (loss) for the period	¥405	¥(15,445)	¥355
Add: Income tax expenses	390	537	548
Profit (loss) before income taxes	795	(14,908)	903
Add: Interest expense	53	8	38
Add: Depreciation and amortization	306	149	185
EBITDA	¥1,153	¥(14,752)	¥1,126

RECONCILIATION OF ADJUSTED EBITDA

	Japanese Yen
	For the three months ended
	December 31	December 31	September 30
	2025	2024	2025
Reconciliation of Adjusted EBITDA:
Net profit (loss) for the period	¥405	¥(15,445)	¥355
Add: Income tax expenses	390	537	548
Profit (loss) before income taxes	795	(14,908)	903
Add: Interest expense	53	8	38
Add: Transaction expenses excluding listing expense	206	3,804	153
Add: Listing expense	—	13,714	—
Add: Change in fair value of warrant liability	(248)	(462)	(114)
Add: Share-based compensation	316	—	321
Add: Depreciation and amortization	306	149	185
Adjusted EBITDA	¥1,428	¥2,303	¥1,486
Prior to the first quarter of fiscal 2026, the Company had no share-based compensation expense. In evaluating how Adjusted EBITDA should be calculated for the first three quarters of fiscal 2026 (and the foreseeable future), the Company considered, in addition to transaction expenses, the non-cash expenses of (i) share-based compensation, the majority of which consisted of Coincheck Group restricted share unit awards granted to two of Coincheck, Inc.’s co-founders, and other restricted share unit awards related to the business combination with Thunder Bridge Capital Partners IV, and (ii) change in fair value of warrant liability, which fluctuates quarter to quarter based on the Company’s share price. The Company believes that showing its EBITDA results, further adjusted to exclude share-based compensation and change in fair value of warrant liability, can present a clearer view of the Company’s operational performance, and is helpful to view together with EBITDA and net profit or loss.

COINCHECK GROUP N.V. and subsidiaries
RECONCILIATION OF EBITDA

	Japanese Yen	United States Dollar*
	For the three months ended	For the three months ended
	December 31,	December 31,
	2025	2025
Reconciliation of EBITDA:
Net profit for the period	¥405	$2.6
Add: Income tax expenses	390	2.5
Profit before income taxes	795	5.1
Add: Interest expense	53	0.4
Add: Depreciation and amortization	306	1.9
EBITDA	¥1,153	$7.4

RECONCILIATION OF ADJUSTED EBITDA

	Japanese Yen	United States Dollar*
	For the three months ended	For the three months ended
	December 31,	December 31,
	2025	2025
Reconciliation of Adjusted EBITDA:
Net profit (loss) for the period	¥405	$2.6
Add: Income tax expenses	390	2.5
Profit (loss) before income taxes	795	5.1
Add: Interest expense	53	0.4
Add: Transaction expenses excluding listing expense	206	1.3
Add: Listing expense	—	—
Add: Change in fair value of warrant liability	(248)	(1.6)
Add: Share-based compensation	316	2.0
Add: Depreciation and amortization	306	1.9
Adjusted EBITDA	¥1,428	$9.1

*Convenience Translation into U.S. Dollars